Centre Funds
48 Wall Street
Suite 1100
New York, New York 10005

January 30, 2015

Mr. Derek Newman
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Centre Funds (the "Trust") – Centre Active U.S. Tax Exempt Fund ("the Fund") File Nos.: 333-173306 and 811-22545 REQUEST FOR ACCELERATION

Dear Mr. Newman:

The Company respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Post-Effective Amendment No. 11 to the Registration Statement of the Trust filed on Form N-1A on December 17, 2014, be accelerated so that the Registration Statement may become effective on February 2, 2015 or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from ALPS Distributors, Inc., the principal underwriter of the Fund's shares, requesting that the effective date of Post-Effective Amendment No. 11 be accelerated so that the Registration Statement may become effective on February 2, 2015 or as soon as practicable thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (212) 918-4705.

Sincerely,

/s/ James A. Abate
James A. Abate
President and Secretary
Centre Funds